Gulfport Energy Corporation
3001 Quail Springs Parkway
Oklahoma City, Oklahoma 73134

VIA EDGAR

June 15, 2021

Attention:	Brad Skinner
Loan Lauren Nguyen
Irene Barberena-Meissner

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Gulfport Energy Corporation
Form T-3
Filed May 10, 2021
File No. 022-29093

Ladies and Gentlemen:

On behalf of Gulfport Energy Corporation (the “Company”) and its subsidiaries, we submit this letter in response to the verbal comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on June 7, 2021, with respect to the Application for Qualification of Indenture on Form T-3 filed on May 10, 2021 (as subsequently amended, the “Form T-3”) by the Company and each of the other applicants listed on the cover page of the Form T-3 (collectively, the “Applicants”). For the convenience of the Staff’s review, we have set forth the comments in italics, followed by the responses of the Applicants.

1.	Please describe the makeup of the investors that acquired the New Notes in connection with the Company’s Plan of Reorganization (the “Plan”). Please include in your response (i) the percentage of the new noteholders that were in the “creditor group” and represented by counsel and (ii) the amount of overlap between the new noteholders and the holders of old notes prior to the emergence from bankruptcy.

Response: The holders of the Company’s Old Notes (as defined below) (together with certain other general unsecured claimholders) received all of the $550 million of the Company’s 8.0% Senior Notes due 2026 that were issued pursuant to the Plan (the “New Notes”) and the Old Notes were cancelled upon effectiveness of the Plan. According to the disclosure filings with the bankruptcy court by the Ad Hoc Noteholder Group (as defined below), Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Noteholder Counsel”) represented holders that owned 77.39% of the aggregate principal amount of the Old Notes as of February 16, 2021 (the “Ad Hoc Noteholder Group”), and subsequent to such date holdings were reported, we believe the Ad Hoc Noteholder Group represented by Noteholder Counsel acquired additional Old Notes increasing such percentage ownership. The exact holdings of Old Notes, as of the effective date of the Plan, are not available. The identities of the remainder of the holders of the Old Notes were believed to be institutional investors that acquired the Company’s Old Notes from time to time, but were not part of the Ad Hoc Noteholder Group; however, the identities were unable to be obtained since the Old Notes were held and trading through The Depository Trust Company. Of the $550 million of New Notes, holders of the Old Notes were entitled to receive 99.94% of the aggregate principal amount and the remaining 0.06% went to other general unsecured creditors (consisting primarily of trade claimants and litigation claimants). In addition to the New Notes that were received by the holders of the Company’s Old Notes, such noteholders also received their pro rata share of 96% of the reorganized Company’s common stock and the opportunity to participate in a $50 million rights offering of preferred stock.

The Plan was implemented on a largely consensual basis between the Company and its creditors, including the Ad Hoc Noteholder Group, pursuant to the terms of a Restructuring Support Agreement that was entered into on November 13, 2020 prior to the Company’s filing for bankruptcy. The Restructuring Support Agreement was entered into with (i) over 95% of the lenders under the Company’s prior credit agreement and (ii) the Ad Hoc Noteholder Group, which at the time consisted of holders holding over two-thirds of the Company’s (a) 6.625% senior notes due 2023, (b) 6.000% senior notes due 2024, (c) 6.375% senior notes due 2025, and (d) 6.375% senior notes due 2026 (collectively, the “Old Notes”). Pursuant to the Restructuring Support Agreement, the creditors party to such agreement agreed to support and vote in favor of the transactions that ultimately occurred in the Company’s bankruptcy. The vote of the creditors that signed the Restructuring Support Agreement was higher than the required percentages necessary to have the bankruptcy Plan approved by the bankruptcy court.

Furthermore, the Ad Hoc Noteholder Group along with Noteholder Counsel were an integral part of the negotiation and drafting of the Restructuring Support Agreement and certain of the definitive documentation entered into at the Company’s emergence from bankruptcy. Specifically, Noteholder Counsel, on behalf of its clients, prepared the indenture governing the New Notes.

2.	Please provide us with a legal analysis of whether the new noteholders have received the same protections of the Trust Indenture Act of 1939 (the “TIA”) even though the indenture governing the New Notes (the “New Notes Indenture”) has not yet been qualified under the TIA.

Response: The Company and its counsel believes that the holders of the New Notes have received substantially the same protections that are provided by the TIA even though the New Notes Indenture has not yet been deemed qualified under the TIA.

The New Notes Indenture was drafted to incorporate the provisions of the TIA where applicable. These provisions are woven throughout the New Notes Indenture, which has become the customary approach when drafting an indenture that will be qualified under the TIA. The intent of the Company is to have the New Notes Indenture qualified under the TIA and subject to its provisions. For example, the New Notes Indenture expressly provides that it is “subject to the mandatory provisions of the Trust Indenture Act” and that such provisions are “incorporated by reference in and made a part of [the] [i]ndenture.” Additionally, the New Notes Indenture contains explicit language that the TIA will control in the event of any conflicts, stating that -- “If any provision of [the] [i]ndenture limits, qualifies or conflicts with another provision which is required to be included in [the] [i]ndenture by the Trust Indenture Act, the required provision shall control.” Furthermore, the indenture provides that the indenture may be amended at any time “to comply with any requirement of the SEC in connection with the qualification of this Indenture under the Trust Indenture Act.” Various parts of the New Notes Indenture also require the trustee to comply with and “at all times satisfy the requirements of” the TIA.

Additionally, the Company and its counsel believe that the purposes behind the requirement to file a Form T-3 (namely the provision of adequate disclosure to the persons being asked to make an investment decision in respect of the securities in question through the qualification of indentures) were served prior to the filing of the Form T-3 with respect to the New Notes. The holders of the substantial majority of the Old Notes (i.e. the Ad Hoc Noteholder Group) were at all times adequately represented by counsel during the offering of the New Notes. Moreover, these holders actively negotiated for the terms of the New Notes contained in the Disclosure Statement and Plan, and prepared and actively negotiated the final terms contained in the New Notes Indenture. Furthermore, the holders of Old Notes, including those that were not part of the Ad Hoc Noteholder Group, had and continue to have access to a significant amount of information regarding the Applicants by virtue of both (i) having been creditors of the Company for an extensive period of time prior to the Company’s emergence from bankruptcy and (ii) having had access to the reports and other information that had been filed with the bankruptcy court and the Commission by the Company.

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If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Michael W. Rigdon of Kirkland & Ellis LLP at (713) 836-3647 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Gulfport Energy Corporation

By:	/s/ Patrick K. Craine
Name:	Patrick K. Craine
Title:	General Counsel and Corporate Secretary

Enclosures

cc: Michael W. Rigdon (Kirkland & Ellis LLP)